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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                               Multigraphics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $0.025 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  62544D102000
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                                 (CUSIP Number)

          Edward J. Suchma, Vice President and Chief Financial Officer
                        Paragon Corporate Holdings, Inc.
                              7400 Caldwell Avenue
                              Niles, Illinois 60714
                                 (847) 779-1900

-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 62544D102000
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons:
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Paragon Corporate Holdings Inc.
                  IRS #  34-1845312
                  -----------------
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group

                  (a) ..........................................................

                  (b) ..........................................................
--------------------------------------------------------------------------------

         3.       SEC Use Only
                               -------------------------------------------------
--------------------------------------------------------------------------------

         4.       Source of Funds         OO*
                                              ----------------------------------
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                        ----------------------------------------
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization     Delaware
                                                        ------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares     7.       Sole Voting Power     990,164 *
Beneficially Owned                                ------------------------------
by Each Reporting
Person With
                     8.       Shared Voting Power     None
                                                  ------------------------------
                     9.       Sole Dispositive Power    990,164*
                                                       -------------------------
                     10.      Shared Dispositive Power   None
                                                       -------------------------
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  990,164*
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares*
                         -------------------------------------------------------
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)  34.7%
                                                                    ------------
--------------------------------------------------------------------------------

         14.      Type of Reporting Person    CO
                                           -------------------------------------

* Beneficial Ownership of 990,164 shares of Common Stock reported hereunder is so being reported solely as a result of the Stockholder Voting and Option Agreement, described in Item 6. The Option (as defined in Item 3) granted pursuant to the Stockholder Voting and Option Agreement has not yet become exercisable. Because the Option will not become exercisable unless and until certain specified events occur, Paragon Corporate Holdings Inc. expressly disclaims beneficial ownership of all such shares.


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


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.025 per share ("Common Stock"), of Multigraphics, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 431 Lakeview Court, Mt. Prospect 60056.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Paragon Corporate Holdings, Inc., a Delaware corporation ("Paragon"). The principal business offices of Paragon are located at 7400 Caldwell Avenue, Niles, Illinois 60714.

         Paragon is a holding company that was organized in September 1996. Paragon conducts all of its business through its subsidiaries. Paragon commenced operations on January 17, 1997 through the acquisition of A.B. Dick Company and its wholly owned subsidiaries (collectively "A.B. Dick") from General Electric Company Ltd. A.B. Dick is engaged in the manufacture, sale, distribution and service of offset presses, cameras and plate makers and related supplies for the graphic arts and printing industry. On December 5, 1997, Paragon acquired Curtis Industries, Inc. ("Curtis"), a national distributor of security and MRO products to the automotive and industrial markets. Paragon files annual and quarterly reports with the United States Securities and Exchange Commission.

         During the last five years, neither Paragon nor, to the best of its knowledge, any director, executive officer nor any principal shareholder of Paragon, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement relates to the Stockholder Voting and Option Agreement (the "Stockholder Voting and Option Agreement"), dated September 30, 1999, by and between Paragon, Multi Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Paragon, Lion Advisors, L.P. ("Lion") and AIF II, L.P. ("AIF," together Lion and AIF are hereinafter referred to as the "Option Stockholders") in which Paragon acquired an option to purchase 34.7% (990,164 shares) of the Issuer's outstanding Common Stock beneficially owned by the Option Stockholder for a purchase price of $1.25 per share (the "Option"). If exercised, Paragon will use its working capital to purchase the Common Stock available to it pursuant to the Option.

ITEM 4.  PURPOSE OF TRANSACTION

         The Option Stockholders granted Paragon the Option to induce Paragon to enter into an Agreement and Plan of Merger, dated September 30, 1999, by and between Paragon, Multi Acquisition Corp. and the Issuer (the "Merger Agreement"), pursuant to which Multi Acquisition Corp. will be merged with and into the Issuer, with the Issuer surviving such merger (the "Merger"). The Merger Agreement calls for each issued and outstanding share of Common Stock, $0.025 par value per share of the Issuer, to be converted in the Merger into the right to receive $1.25 per share. Paragon may change any or all aspects of the business or operations of the Issuer.

         Upon consummation of the Merger, the Common Stock will be delisted from trading on American Stock Exchange, where it currently trades under the symbol "MTI," and the Issuer will no longer be required to file periodic reports under
Section 12(b) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragon may be deemed to be the beneficial owner of 990,164 shares of Common Stock that are subject to purchase upon exercise of the Option. These shares represent 34.7% of the currently issued and outstanding Common Stock. As provided in the Stockholder Voting and Option Agreement, Paragon may exercise the Option only upon the happening of one or more events, none of which has occurred. (See Item 6.). Paragon has no right to vote or dispose of the shares of Common Stock subject to the Option and expressly disclaims beneficial ownership of all such shares. Except as set forth above, neither Paragon, nor to the best of its knowledge, any of its directors, officers or significant stockholders beneficially owns any shares of Common Stock.


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

         If Paragon were to exercise the Option, it would have sole power to vote and, subject to the terms of the Stockholder Voting and Option Agreement, sole power to direct the disposition of the shares of Common Stock issuable pursuant to the Option.

         Paragon acquired the Option in connection with the Merger Agreement. (See Item 4). Neither Paragon, nor, to the best of its knowledge, any of its directors, officers or significant stockholders has effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Paragon has entered into the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer:

                  STOCKHOLDER VOTING AND OPTION AGREEMENT. On September 30, 1999, Paragon entered into a Stockholder Voting and Option Agreement with Multi Acquisition Corp. and the Option Stockholders, whereby Paragon was granted an option to purchase up to 34.7% of the Company's outstanding Common Stock (990,164 shares as of the date of the Stockholder Voting and Option Agreement) at an exercise price of $1.25 per share. Paragon may exercise the Option after September 30, 1999 and prior to the termination of the Option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Stockholder Voting and Option Agreement, dated as of September 30, 1999, by and between Paragon, Multi Acquisition Corp. and the Option Stockholders.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 15, 1999                   PARAGON CORPORATE HOLDINGS, INC.


                                           By: /s/  /s/ Edward J. Suchma
                                                  --------------------------
                                                  Name:  Edward J. Suchma
                                                  Title: Vice President and
                                                         Chief Financial Officer



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                                  EXHIBIT INDEX

Exhibit
-------

1 Stockholder Voting and Option Agreement, dated as of September 30, 1999, by and between Paragon, Multi Acquisition Corp. and the Option Stockholders.




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